DUKE MOUNTAIN RESOURCES, INC.

1990 Tolmie Street

 Vancouver, BC, Canada V6R 4C2

Telephone: (778) 329-2200

By EDGAR

April 3, 2007

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Attention: Jason Wynn

Mail Stop: 7010

Re:

Duke Mountain Resources, Inc. -Registration Statement on Form SB2 (File No. 333-140177)

Gentlemen:

Duke Mountain Resources, Inc. (the “Company”), hereby requests, pursuant to Rule 461 of the Securities Act of 1933, as amended, that the effective date for the above-referenced Registration Statement be accelerated to 3:00 pm on April 5, 2007 or as soon as practicable thereafter.

In connection with the foregoing, we hereby acknowledge that:

•

Should the Securities and Exchange Commission (the “Commission”) or the staff, acting by delegated authority declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filling.

•

The action of the Commission or the staff, acting by delegated authority, in declaring the filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the registration statement; and

•

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by Commission or any person under the federal securities laws of the United States.

Thank you for your courtesy, assistance and cooperation in this matter.

Very truly yours,

DUKE MOUNTAIN RESOURCES, INC.

By:

/s/ Herdev S. Rayat

Name:

Herdev S. Rayat

Title:

President and Director